

Mail Stop 3233

September 19, 2017

Via E-mail
Mark A. Mascia
President & Chief Executive Officer
Property Income Trust LLC
2407 Columbia Pike, Suite 200
Arlington, VA 22204

> **Re:** **Property Income Trust LLC**
> **Offering Statement on Form 1-A**
> **Filed August 22, 2017**
> **File No. 024-10731**

Dear Mr. Mascia:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Compensation of Our Manager, page 60

1. We note your response to comment 6 that your front-end fees will depend on numerous other factors. Please revise your disclosure to estimate front-end fees assuming the maximum amount is raised and your intended targeted debt level is applied.

Prior Performance Summary, page 64

2. We note your response to comment 8; however, we continue to note the disclosure on page 65 referring to "a weighted average annualized return on investment of approximately 16.16%." As these returns appear to relate to investments from programs that are not completed, please remove this disclosure.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Markley S. Roderick, Esq.
        Flaster Greenberg PC